July 7, 2023

VIA EDGAR

Mr. Eric McPhee
Ms. Jennifer Monick
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:
Alexander & Baldwin, Inc.
Form 10-K for the year ended December 31, 2022
Filed on March 1, 2023
File No. 001-35492

Dear Mr. McPhee and Ms. Monick:
Reference is made to a letter dated June 22, 2023 (the “Comment Letter”) to Mr. Clayton Chun, Chief Financial Officer of Alexander & Baldwin, Inc. (the “Company” or “A&B”), setting forth a comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Annual Report on Form 10-K for the year ended December 31, 2022 (the “Annual Report”), filed by the Company.
This letter sets forth the Company’s response to the Staff’s comment. For your convenience, the Staff’s comment has been restated below in its entirety, with the response to the comment set forth immediately below the comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter.
Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Annual Report.
Form 10-K for the year ended December 31, 2022
Critical Accounting Estimates, page 43
1. We note your accounting policy disclosure that you reclassify disposal groups as held for sale when the held for sale criteria are met and that you report disposal groups as discontinued operations when the discontinued operations criteria are met. Please tell us what consideration you gave to including a discussion of these criteria and how the Grace Disposal Group met them within your critical accounting estimates. In addition, please tell us how you determined the Grace Disposal Group met the held for sale and discontinued operations criteria.
Company Response
In evaluating whether the Grace Disposal Group should be reclassified as held for sale, the Company considered the criteria in Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 360-10-45-9 and determined that it met all the criteria to be presented as held for sale as of December 31, 2022. Having determined that the Grace Disposal Group should be presented as held for sale, the Company further evaluated the criteria in

U.S. Securities and Exchange Commission
July 7, 2023

ASC 205-20-45-1B for discontinued operations presentation and determined that the criteria were met as of December 31, 2022.
The specific criteria for held-for-sale presentation, as well as the Company’s consideration of each criterion, are listed in the following table.

Criteria in ASC 360-10-45-9	Grace Disposal Group
1. Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).
The Board of Directors has the sole authority to authorize the disposition of any significant assets or business units. In December 2022, the Company’s Board of Directors authorized management to complete the sale of the Grace Disposal Group and management committed to a plan to sell the Grace Disposal Group.

2. The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups).	The Grace Disposal Group was available for immediate sale in its present condition when the Board of Directors authorized its disposition.
3. An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated.
In July 2022, the Company’s Board of Directors authorized management to commence a formal marketing process to evaluate potential options for selling the materials & construction businesses and assets. In the third quarter of 2022, management initiated an active program to locate a buyer and analyze other actions required to formalize a plan to sell the disposal group. This program included launching a formal marketing process to identify prospective buyers, assess what buyers may be willing to pay, and evaluate disposal transaction structures. The Board’s authorization in July 2022 was not an authorization to complete a sale. That authorization, as noted above, was obtained in December 2022.

4. The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 360-10-45-11. The term probable refers to a future sale that is likely to occur.

The Company determined that, based on its marketing efforts, it was probable that the transaction would be completed within one year from December 2022, when the Company received the authorization from the Board of Directors to sell the Grace Disposal Group.

5. The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value. The price at which a long-lived asset (disposal group) is being marketed is indicative of whether the entity currently has the intent and ability to sell the asset (disposal group). A market price that is reasonable in relation to fair value indicates that the asset (disposal group) is available for immediate sale, whereas a market price in excess of fair value indicates that the asset (disposal group) is not available for immediate sale.	Through the continued marketing process of the Grace Disposal Group, the Company received letters of intent from prospective buyers in December 2022 at valuations that management determined were reasonable indicators of fair value.
6. Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.	As of December 31, 2022, it was unlikely that significant changes to the plan would be made or that the plan would be withdrawn by the Board of Directors and management based on the Company’s commitment to complete the disposition of the Grace Disposal Group, the marketing efforts, and letters of intent received from prospective buyers with reasonable valuations and transaction structures.
Additionally, the Grace Disposal Group met the criteria in ASC 205-20-45-1B to be classified as discontinued operations as of December 31, 2022. The results of operations of a component of an entity that either has been disposed of or is classified as held for sale under the requirements of ASC paragraph 205-20-45-1E shall be reported in discontinued operations if it represents a strategic shift that has (or will have) a major effect on a company’s operations and financial results. The Grace Disposal Group constitutes a component of the Company with operations

U.S. Securities and Exchange Commission
July 7, 2023

and cash flows that are clearly distinguishable, operationally and for financial reporting purposes, from the rest of the Company. The Company considered the guidance in ASC 205-20-45-1C in evaluating whether the Company’s decision to dispose of the Grace Disposal Group represents a strategic shift that will have a major effect on the Company’s operations and financial results.
The planned sale of the Grace Disposal Group, which was authorized by the Board of Directors in December 2022, comprises primarily all of the previously reported Materials & Construction reportable segment. The sale of the Grace Disposal Group is consistent with the Company’s simplification strategy to dispose of and monetize its non-core assets and businesses and consequently focus its capital and resources to grow its commercial real estate business. As part of the Company’s simplification strategy, the planned sale of the Grace Disposal Group, which includes its materials and construction business and quarry lands on Maui, represents a strategic shift that will have a significant effect on the Company’s operations and financial results. Revenues and Net income (loss) attributable to A&B shareholders of the Grace Disposal Group both exceeded 30% of the Company’s consolidated Revenues and Net income (loss) attributable to A&B shareholders for the year ended December 31, 2022. The Grace Disposal Group is quantitatively and qualitatively significant to the Company’s consolidated operations.
The Company did not discuss the held-for-sale or discontinued operations criteria, or its evaluation and conclusions with respect to each specific element thereof, within its Critical Accounting Estimates discussion, as management noted that disclosure of its held-for-sale and discontinued operations accounting policies, as well as the Company’s determination that the Grace Disposal Group met the held-for-sale and discontinued operations criteria as of December 31, 2022, was included elsewhere throughout the Company’s Annual Report. The Company disclosed its held-for-sale and discontinued operations accounting policies and its determination that the Grace Disposal Group met the held-for-sale and discontinued operations criteria on pages 59 and 62 (in the Significant Accounting Policies disclosure), as well as on page 90 (in the Held for Sale and Discontinued Operations disclosure), of Item 8. Financial Statements and Supplementary Data. Additionally, the Company included disclosure of its evaluation of strategic alternatives, the Board of Directors’ authorization of management to complete a sale of the Grace Disposal Group, and estimates related to the fair value of the Grace Disposal Group on page 28 (in the Business Overview - Simplification strategy) and on page 43 (in the Critical Accounting Estimates subsection of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)).
In all applicable future filings, starting with the Form 10-Q for the quarter ended June 30, 2023, the Company will include expanded disclosure regarding assets held for sale and discontinued operations within the Critical Accounting Estimates. For reference, the text below is an illustrative example of the expanded disclosure we will include in the Critical Accounting Estimates section of the MD&A related to assets held for sale and discontinued operations:
Assets and Liabilities Held for Sale

The Company presents the assets and liabilities of a disposal group as held for sale upon meeting all of the following criteria:
•Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).
•The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups).
•An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated.
•The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year.
•The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value.
•Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

The determination as to whether the sale of the disposal group is probable may include significant judgments from management related to the estimated timing of the closing of a future sales transaction. For information regarding significant judgments related to fair value estimates of the disposal group held for sale, refer to the Impairment subheading within the Critical Accounting Estimates.

U.S. Securities and Exchange Commission
July 7, 2023

As of December 31, 2022, the Company concluded that the Grace Disposal Group met all of the criteria listed above for classification as held for sale.

Discontinued Operations

Discontinued operations comprise activities that were disposed of, discontinued, or held for sale at the end of the period; represent a component of an entity or a group of components that can be clearly distinguished for operational and financial reporting purposes; and represent a strategic business shift that has (or will have) a major effect on the Company’s operations and financial results.

Based on the significance of the Grace Disposal Group’s historical revenue and net income (loss) to the Company and because the Grace Disposal Group comprises primarily all of the Company’s previously reported Materials & Construction reportable segment, the Company determined that the planned sale represents a strategic shift that will have a material effect on the Company’s operations and financial results.

If you would like to discuss any of the matters contained in this letter, please feel free to contact me at (808) 525-6606.

Sincerely,

/s/ Clayton K.Y. Chun

Clayton K.Y. Chun
Executive Vice President, Chief Financial Officer and Treasurer